UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (AMENDMENT NO. )

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  CACHE, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    12750308
                                 (CUSIP Number)

                                DECEMBER 31, 2010
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|X|      Rule 13d-1(b)
|_|      Rule 13d-1(c)
|_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      IRONWOOD INVESTMENT MANAGEMENT, LLC
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2.    CHECK THE APPROPRIATE BOX IF A GROUP*                             (a)
                                                                        (b) |X|
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3.    SEC USE ONLY

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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      MASSACHUSETTS
--------------------------------------------------------------------------------
    NUMBER OF       5.  SOLE VOTING POWER                               668,877
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     6.  SHARED VOTING POWER                                   0
     OWNED BY       ------------------------------------------------------------
       EACH         7.  SOLE DISPOSITIVE POWER                          668,877
    REPORTING       ------------------------------------------------------------
   PERSON WITH:     8.  SHARED DISPOSTIVE POWER                               0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      668,877
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                    5.40%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                           IA
--------------------------------------------------------------------------------

ITEM 1. (a) Name of Issuer:
            CACHE, INC.

        (b) Address of Issuer's Principal Executive Offices:
            1440 Broadway, 5th Floor
            New York, NY 10018

ITEM 2. (a) Name of Person Filing:

            IRONWOOD INVESTMENT MANAGEMENT, LLC

        (b) Address of Principal Business Office or, if none, Residence:

            IRONWOOD INVESTMENT MANAGEMENT, LLC
            21 Custom House Street, Suite 240
            Boston, MA 02110

        (c) Citizenship:
            Massachusetts

        (d) Title of Class of Securities:
            COMMON STOCK

        (e) CUSIP Number:
            127150308

ITEM 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
        (a) [ ] Broker or dealer registered under section 15 of the Act
                (15 U.S.C. 78o).
        (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act
                (15 U.S.C. 78c).
        (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
        (e) [X] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
        (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
        (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
        (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
        (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a) Amount beneficially owned:
            668,877

        (b) Percent of class:
            5.40%

        (c) Number of shares as to which the person has:
              (i)  Sole power to vote or to direct the vote:
                   668,877
              (ii) Shared power to vote or to direct the vote:
                   0
             (iii) Sole power to dispose or to direct the disposition of:
                   668,877
              (iv) Shared power to dispose or to direct the disposition of:
                   0

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEGIN REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9 NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10. CERTIFICATION

(a) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(b):
      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. [X]

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       IRONWOOD INVESTMENT MANAGEMENT, LLC


Date: February 14, 2011                By: /s/ JOHN O. BARNETT
                                       ------------------------
                                       Chief Compliance Officer